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EXHIBIT 99(b)
WASHINGTON MUTUAL, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2002	2001	2002	2001
		(in millions)
Earnings, including interest on deposits(1):
Income before income tax expense	$1,539	$1,325	$4,591	$3,606
Fixed charges	1,525	1,895	4,552	6,753

	$3,064	$3,220	$9,143	$10,359

Preferred dividend requirement	$1	$2	$5	$5
Ratio of income before income tax expense to net income	1.58	1.59	1.58	1.59

Preferred dividends(2)	$2	$3	$8	$8

Fixed charges(1):
Interest expense	$1,494	$1,874	$4,466	$6,691
Estimated interest component of net rental expense	31	21	86	62

	1,525	1,895	4,552	6,753

Fixed charges and preferred dividends	$1,527	$1,898	$4,560	$6,761

Ratio of earnings to fixed charges and preferred dividends(3)	2.01	1.70	2.01	1.53

Earnings, excluding interest on deposits(1):
Income before income tax expense	$1,539	$1,325	$4,591	$3,606
Fixed charges	849	1,160	2,564	4,308

	$2,388	$2,485	$7,155	$7,914

Preferred dividends(2)	$2	$3	$8	$8
Fixed charges(1):
Interest expense	$1,494	$1,874	$4,466	$6,691
Less: interest on deposits	676	735	1,988	2,445
Estimated interest component of net rental expense	31	21	86	62

	849	1,160	2,564	4,308

Fixed charges and preferred dividends	$851	$1,163	$2,572	$4,316

Ratio of earnings to fixed charges and preferred dividends(3)	2.81	2.14	2.78	1.83

(1)
As defined in Item 503(d) of Regulation S-K.
(2)
The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.
(3)
These computations are included herein in compliance with Securities and Exchange Commission Regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there were no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there were no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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EXHIBIT 99(b) WASHINGTON MUTUAL, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS